UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Raphael, Stanley S.
   c/o Big City Bagels, Inc.
   99 Woodbury Road
   Hicksville, NY  11801
   USA
2. Issuer Name and Ticker or Trading Symbol
   Big City Bagels, Inc.
   BIGC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 7, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |7/7/98|J(1)|-|33,343(2)         |A  |$0.625/sh  |152,138(2)         |D     |-                          |
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                           |      |    | |                  |   |           |1,188(2)           |I     |Pension Plan               |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Pursuant to a Settlement Agreement, dated as of July 7, 1998, between Jerry Rosner ("Rosner") and Mark
Weinreb, Stanley Weinreb and the Reporting Person (the "Partners"), Rosner transferred 33,343 shares of
Common Stock  to each of the Partners in exchange for forgiveness of debt owed.
 The value of the shares of
Common Stock transferred was based on the last sale price of the Common Stock on July 7, 1998.
(2) Gives effect to a 1-for-5 reverse stock split effected by the Company on June 24, 1998.
SIGNATURE OF REPORTING PERSON
/s/     Mark Weinreb on behalf of Stanley S. Raphael
DATE
August 6, 1998